51 Madison Avenue

New York, New York 10010

October 1, 2021

VIA EDGAR

John Ganley

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) (the “Registrant”)

Dear Mr. Ganley:

This letter responds to your comments, provided via telephonic discussion, regarding the Registrant’s filing on July 28, 2021, of Post-Effective Amendment No. 203 to its Registration Statement under the Securities Act of 1933 and Amendment No. 205 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ Engender Equality ETF (the “Fund”), a series of the Trust. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Fund Name

Comment 1: The Staff notes that the phrase “In alignment with Girls Who Code Inc.®” after the Fund’s name could be construed by some investors as an endorsement of the Fund from the non-profit. Therefore, the Staff requests that the Fund add a footnote to this phrase to clearly indicate that it is not an endorsement.

Response: On the front over, and in any other instance where “In alignment with Girls Who Code Inc.®” is set forth near the Fund’s name, the Registrant has added a footnote noting that shares of the Fund are not endorsed by the non-profit.

Fee Table

Comment 2: Please provide a completed fee table and fee example numbers for the Fund.

Response: A completed fee table and example numbers for the Fund has been set forth in Exhibit A to this response letter.

Principal Investment Strategies

Comment 3: Please disclose whether the four factors listed for determining a company’s Equileap Score are weighted equally or whether some factors are weighed more heavily than others.

Response: The four factors for determining a company’s Equileap Score are weighted as follows: 40% to how the company scores on gender balance in leadership and workforce, 30% to how the company scores on equal compensation and work life balance, 20% to how the company scores on policies promoting gender equality and 10% to how the company scores on commitment, transparency and accountability. The Registrant has added disclosure to clarify that the factors are not weighted equally.

Principal Risks

Comment 4: The Staff notes that the Principal Risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response: The Registrant respectfully declines to re-order its principal risk disclosures as requested. Despite the Commission’s numerous recent amendments to Form N-1A, Item 9(c) of Form N-1A continues to simply require that a registrant “[d]isclose the principal risks of investing in the Fund.” Item 4(b)(1)(i) of Form N-1A requires a registrant to summarize, but not order in any particular way, those principal risks.

Thus, all risks disclosed pursuant to those items are “principal” risks. The Form does not require that a registrant set forth those risks in order of materiality, or any other order. Moreover, the level of materiality of each risk factor could change as often as on an intraday basis, i.e., what is the most material risk at one moment may not be the most material risk at the next. Accordingly, the Registrant believes that emphasizing one risk over another may be potentially misleading to investors. In addition, that practice, if engaged throughout a fund complex, would require an adviser to monitor the level of principal risk materiality associated with all of the Funds in the complex on a nearly constant basis. In turn, this could require frequent registration statement amendments that would burden the Funds with additional costs and, again, potentially confuse investors who might receive or otherwise view any number of supplements that re-order risks.

Other Service Providers

Comment 5: Please supplementally explain to the Staff why Equileap is not identified as a service provider to the Fund. Additionally, please supplementally explain to the Staff if Equileap is being paid by the Fund for its services.

Response: The Fund confirms that there is no contractual relationship between the Fund and Equileap, and Equileap does not receive any compensation from the Fund or the Advisor. Solactive A.G., the Fund’s index provider, uses information acquired from Equileap to create the Index and compensates Equileap for the services Equileap provides to Solactive. Accordingly, Equileap is not considered a service provider to the Fund.

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary

cc:	Jonathan Zimmerman, Executive Vice President

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP

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Exhibit A

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.45%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(a)	0.01%
Total Annual Fund Operating Expenses	0.46%
Expense Waiver/Reimbursement(b)	0.01%
Total Annual Fund Operating Expenses After Waiver/Reimbursement	0.45%

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(a)	The Fund has not yet commenced operations and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	IndexIQ Advisors LLC (the “Advisor”) has contractually agreed to waive or reduce its management fee and/or reimburse expenses of the Fund in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, dividends paid on short sales, acquired fund fees and expenses, and extraordinary expenses) to not more than 0.45% of the average daily net assets of the Fund. The agreement will remain in effect until August 31, 2022 unless terminated by the Board of Trustees of the Fund.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. The return of 5% and estimated expenses are for illustration purposes only, and should not be considered indicators of expected Fund expenses or performance, which may be greater or less than the estimates. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$46	$147

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